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                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
               Corporate Taxpayers' ID (CNPJ/MF) 02.558.118-001-65
                     Companies Registrar (NIRE) 5530000577-0

                     MINUTES OF THE ORDINARY GENERAL MEETING
                        AND EXTRAORDINARY GENERAL MEETING
    (Drawn in summary form as per Paragraph 1 of Art. 130 of Law No. 6404/76)

DATE, TIME AND VENUE:
---------------------

On the twenty-sixth (26) of April, 2005, at 5 p.m., in the headquarters of Telemig Celular Participacoes S.A. ("Company"), at SCN, Quadra 04, Bloco B, No. 100 - Centro Empresarial VARIG - Torre Oeste - 7(o) Andar - sala 702, in Brasilia, DF (Federal District).


CALL NOTICE:
------------

The meetings were duly called as per Call Notice published as required under Paragraph 1, Article 124 of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" on March 29, 30 and 31, 2005 and "Valor Economico", on March 24, 28 and 29, 2005.


ATTENDANCE:
-----------

Shareholders representing more than two thirds of voting shares, as evidenced by registrations and signatures in the Shareholders' Attendance Book.


The meeting was attended also by: Messrs. Antonio Ribeiro dos Santos, Chief Executive Officer, representing the Company; Mr. Gilberto Braga, member of the Audit Board; and Mr. Rogerio Roberto Gollo, representing Price Waterhouse Coopers.


QUORUM, OPENING, INSTALLATION AND PRESIDING BOARD:
--------------------------------------------------

After proper evidence of the quorum required, the Ordinary and Extraordinary Meetings were installed by the Company's Chief Executive Officer, Mr. Antonio Jose Ribeiro dos Santos, appointed as Chairman of the Meeting, in accordance with the provisions of the Company's Bylaws. Then, Mr. Chairman appointed Mr. Alexandre Couto Silva as Secretary of the Meeting.

AGENDA:
-------

The Secretary proceeded to read the Agendas of the meetings as published in the Call Notice, which are transcribed below:

Ordinary General Meeting:
-------------------------

1. Receive Management Accounts, examine, discuss and vote the financial statements relative to fiscal year 2004;

2. Resolve upon destination of net income for fiscal year 2004 and dividend payout;

3. Elect the members of the Board of Directors of the Company;

4. Elect the members of the Audit Board, and establish their remuneration as per article
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162, ss. 3 of Law No. 6404/76.

Extraordinary General Meeting:
------------------------------

1. Resolve upon the global remuneration to be paid to the members of the Board of Directors;
2. Capitalize the assets represented by the premium, upon the issuance of shares by the Company and corresponding increase of the capital stock;
3. Capitalize profit reserves in the amount in excess of the capital stock value;
4. Amend article 5 of the Company's Bylaws to incorporate the capital stock changes arising from items 2 and 3 above.

READING OF DOCUMENTS:
---------------------

Reading of the documents referred to in Article 133 of Law No. 6404/76 was dispensed with, since all the shareholders of the company had full knowledge of them.


RESOLUTIONS:
------------

I - PRELIMINARY ISSUES:
-----------------------

The Chairman of the Meeting proposed that the Minutes of this Ordinary and Extraordinary General Meeting be drawn in summary form according to the provisions of Article 130, Paragraph One, of Law No. 6404/76, provided assurance of the shareholders' rights described in subitems "a" and "b" of the same law, and this was unanimously approved.

The Chairman of the Meeting acknowledged receipt of the voting instructions sent by Telpart Participacoes S.A., and attesting its authenticity, requested to be recorded in the Minutes that he would comply with the provisions of paragraph 8,
Article 118 of Law No. 6404/76, as amended by Law N(o) 10303, as of October 31, 2001, informing also, that he would recognize the applicability of the provisions of paragraph 9 of the same law, if required.


II - ORDINARY GENERAL MEETING:
------------------------------

The attending shareholders resolved upon the following:

1. Unanimous approval of the Management Report and Financial Statements, accompanied by the opinion of the independent auditors - Price Waterhouse Coopers - and favorable report of the Audit Board, for the fiscal period ended on December 31, 2004, as published in the newspapers "Diario Oficial do Distrito Federal" and "Valor Economico", on March 8, 2005;

2. Unanimous approval of the proposition made by the Management for allocation of the net income for the period, in the amount of one hundred and fifty-nine million, six hundred and forty-five thousand, eight hundred and ninety-seven reais and thirty-two cents (R$ 159,645,897.32), and payout of dividends relative to fiscal period 2004, as follows:


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     (i) Statutory Reserve: pursuant to article 193 of Law 6404/76, allocate five percent (5%) of net income for the period to the constitution of Statutory Reserve, amounting to seven million, nine hundred eighty-two thousand, two hundred ninety-four reais and eighty-seven cents (R$ 7,982,294.87);

     (ii) Dividends: in compliance with the provisions of articles 202 of Law N(o) 6404/76 and 41 of the Company's Bylaws, to pay dividends amounting to eighty million (R$ 80,000,000.00), corresponding to R$ 0.228524 per thousand common and preferred shares. As a result of the statutory change, which has granted alternative rights to preferred shares, the Management concluded that the criteria consisting in paying out 3% over the net share equity, as it represents the biggest amount, as provided in article 11 of the Company's Bylaws.

     (iii) Transference to Accrued Profits: transference of net income remaining balance to accrued profits, amounting to eighty-four million, eight hundred sixty-eight thousand, three hundred seventy-nine reais and three cents (R$ 84,868,379.03), referring to the balance of net income after the allocation of the statutory reserve and payment of dividends, in order to comply with the Company's Capital Budget, which maximum amount is three hundred ninety-three million, one hundred forty-two thousand reais (R$ 393,142,000.00), in accordance to the Company's proposition, which is approved and attached to these Minutes. Also, the balance of Accrued Profits, amounting to two hundred fifteen million, forty-seven thousand, three reais and twelve cents (R$ 215,047,003.12) shall continue to be used to fund investments foreseen in the capital budget in force, which is also approved.

3.   Election of the Company's Board of Directors Members

The Chairman of the Board initially recorded that the Company had received a communication signed by minority shareholders, Fundos Globalvest (defined below in item 5), aiming at the adoption of the multiple vote, which according to the opinion of the Board, was damaged, since the decision issued about the process n(o) 2002.34.00.011448-2, in process before the judge of the 22nd Federal Court of the Judiciary Section of the Federal District (DF), prevents these shareholders from voting.

Then, considering that the prerogative foreseen in paragraphs 4 and 5 of article 141 of Law N(o) 6404/76 was not exercised and, pursuant to the Previous Meeting of the controlling company Newtel Participacoes S.A ("Newtel") held on 04/25/2005, was approved by the majority of attendees, the election of the following members of the Company's Board of Directors, with a three-year period of office, in accordance to article 22 of the Bylaws:

          a) Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of ID Card No. 3749, issued by CRA/BA, Individual Taxpayer (CPF) No. 147.896.475-87, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar, in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Francisco Antunes Maciel Mussnich, Brazilian, married, lawyer, bearer of the Identity Card OAB/RJ No. 30.630, issued by OAB/RJ Individual Taxpayer No. 531.915.447-04; resident and domiciled at Av. Almirante Barroso,


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             No. 52, 32(o) andar, in the City and State of Rio de Janeiro, as respective deputy member;

          b) Veronica Valente Dantas, Brazilian, divorced, business administrator, bearer of ID Card No. 1.083.309, issued by SSP-BA, Individual Taxpayer (CPF) No. 262.853.205-00, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar, in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Beatriz Marques de Barros, Brazilian, single, lawyer, bearer of ID Card No. 112.547, issued by OAB/RJ, Individual Taxpayer (CPF) No. 014.126.307-54, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar (parte), in the City and State of Rio de Janeiro, as respective deputy member;

          c) Marcos Nascimento Ferreira, Brazilian, single, civil engineer, bearer of ID Card No. 2445180, issued by SSP-BA, Individual Taxpayer (CPF) No. 489.614.185-72, resident and domiciled at Av. Presidente Wilson 231, 28(o) andar, in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Elie Jaques Sherique, Brazilian, single, lawyer, bearer of ID Card No. 116.257, issued by OAB/RJ, Individual Taxpayer (CPF) No. 053.595.157-40, resident and domiciled at Av. Presidente Wilson No. 231, 28(o) andar, in the City and State of Rio de Janeiro, as respective deputy member;

          d) Maria Amalia Delfim de Melo Coutrim, Brazilian, married, economist, bearer of ID Card No. 12.944, issued by CORECON/RJ, Individual Taxpayer (CPF) No. 654.298.507-72, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar, in the City and State of Rio de Janeiro, as full member of the Board of Directors, and Paulo Cezar Aragao, Brazilian, married, lawyer, registered in the OAB/RJ under No. 21.560, Individual Taxpayer (CPF) No. 174.204.407-78, resident and domiciled at Av. Almirante Barroso, 52, 32(o) andar, in the City and State of Rio de Janeiro, as respective deputy member;

          e) Danielle Silbergleid Ninio, Brazilian, married, Bachelor of Laws, bearer of ID Card No. 09896765-6, issued by IFP-RJ, Individual Taxpayer (CPF) No. 016.744.087-06, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar (parte); in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Norberto Aguiar Tomaz, Portuguese, married, economist, bearer of ID Card No. WO 59.611-A, issued by SE/DPMAF, Individual Taxpayer
             (CPF) No. 237.976.908-78, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar (parte), in the City and State of Rio de Janeiro, as respective deputy member;

          f) Rodrigo Bhering Andrade, Brazilian, married, lawyer, bearer of ID Card No. 7.781, issued by OAB/DF, Individual Taxpayer (CPF) No. 489.614.185-72, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o) andar; in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, bearer of ID Card No. 08046911-7, issued by IFP/RJ, Individual Taxpayer (CPF) No. 018.613.777-03, resident and domiciled at Av. Presidente Wilson, No. 231, 28(o)

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             andar (parte), in the City and State of Rio de Janeiro, as respective deputy member;

         g) Jose Leitao Viana, Brazilian, married, economist, bearer of ID Card No. 1171996, issued by SSP/DF, Individual Taxpayer (CPF) No. 020.158.117-53, resident and domiciled at Rua Maripa, 50, apt. 801, Serra, in the City of Belo Horizonte, State of Minas Gerais, as full member of the Board of Directors; and Jorge de Moraes Jardim Filho, Brazilian, married, civil engineer, bearer of ID Card No. 122328, issued by SSP/GO, Individual Taxpayer (CPF) No. 029.133.721-04, resident and domiciled at SIA SUL, Area de Servicos Publicos, Lote D, Bloco B, in the City of Brasilia, Federal District (DF), as respective deputy member;

         h) Jose Wilson da Silva, Brazilian, single, bearer of ID Card No. M440693, issued by SSP-MG, Individual Taxpayer (CPF) No. 205.757.856-91, resident and domiciled at SHCGN 711, Bloco D, Casa 29, Asa Norte, city of Brasilia, Federal District (DF), as full member of the Board of Directors; and Antonio Luiz Benevides Xavier, Brazilian, divorced, bank officer, bearer of ID Card No. 04819908-7, issued by IFP, Individual Taxpayer (CPF) No. 734.083.797-34, resident and domiciled at Av. Ari Parreiras, 65/1401, in the City of Icarai, State of Rio de Janeiro, as respective deputy member;

         i) Wagner Pinheiro de Oliveira, Brazilian, married, economist, bearer of ID Card No. 13.998.637, issued by SSP-SP, Individual Taxpayer
             (CPF) No. 087.166.168-39, resident and domiciled at Rua do Ouvidor, 98, 9(o) andar, in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Aparecido Serio da Silva, Brazilian, married, lawyer, bearer of ID Card No. 92.873, issued by OAB/RJ, Individual Taxpayer (CPF) No. 004.703.298-74, resident and domiciled at Rua Direita, 32, 2(o) andar, in the City and State of Sao Paulo, as respective deputy member;

         j) Danilo de Siqueira Campos, Brazilian, married, bearer of ID Card No. M4723779, Individual Taxpayer (CPF) No. 195.709.961-53,
             resident and domiciled at Rua Nacib Cury, 83, Sao Sebastiao, in the City of Uberaba, State of Minas Gerais, as full member of the Board of Directors; and Jose Eustaquio Bueno Caixeta, Brazilian, bearer of ID Card No. M362667, Individual Taxpayer (CPF) No. 007.944.306-00, resident and domiciled at Rua Martim Francisco, 329, in the City of Uberaba, State of Minas Gerais, as respective deputy member;

         l) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of ID Card No. 11620489, issued by SSP/SP, Individual Taxpayer (CPF) No. 382.478.107-78, with address at Rua Iposeira, 530, in the City and State of Rio de Janeiro, as full member of the Board of Directors; and Rafael Victal Saliba, Brazilian, single, economist, bearer of ID Card No. 0203804562 and Individual Taxpayer (CPF) No. 035.863.096-78, with address at Rua Assis Brasil, 194, apt. 806, in the City and State of Rio de Janeiro, as respective deputy member;

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For the purpose of the provisions of CVM Instruction No. 367 of May 29, 2002, the Chairman recorded that the resumes of the members of the Board of Directors elected by the Meeting were received and are to be filed at the Company's headquarters.

Amongst the elected Board Members, Arthur Joaquim de Carvalho and Veronica Valente Dantas were unanimously appointed respectively as Chairman and Vice Chairman of the Company's Board of Directors, with the abstention of the following shareholders: Capital International Emerging Markets Fund, Emerging Markets Trust, and Emerging Markets Growth Fund Inc, which have presented a declaration of vote to be filed at the Company's headquarters.

4. Election of the members of the Audit Board, whose term of office will last until the next General Ordinary Meeting of the Company, to be held in 2006:

In a separate election, the owners of preferred shares with no voting rights elected the following persons to be part of the Audit Board of the Company:

         i) Aldo Bastos Alfano, Brazilian, widower, retired bank officer, bearer of ID Card No. 1477969, issued by IFO, Individual Taxpayer
               (CPF) No. 041.525.907-00, resident and domiciled in the City and State of Rio de Janeiro, at Praia do Jequia, 90, apt. 301 as full member; and Ricardo Cesar Oliveira de Abreu, Brazilian, married, accountant, bearer of ID Card No. 673.860-59, issued by SSP/BA, Individual Taxpayer (CPF) No. 030.174.005-49, resident and domiciled in the City of Salvador, State of Bahia, at Rua Primitivo Moacir, 59, Bairro de Itaigara, as respective deputy member.

The controlling shareholder elected the following persons to be part of the Audit Board of the Company:

         ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of ID Card No. 1.178.095, issued by SSP/BA, Individual Taxpayer
               (CPF) No. 146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of ID Card No. 07804130-91, issued by SSP/BA, Individual Taxpayer (CPF) No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as respective deputy member;

         iii) Augusto Cesar Calazans Lopes, Brazilian, married, accountant, bearer of ID Card No. 09752473-0, issued by IFP/RJ, Individual Taxpayer (CPF) No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente Wilson, 231 - 28(degree) andar (parte), as full member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of ID Card No. 644.340, issued by SSP/BA, Individual Taxpayer (CPF) No. 091.618.765-72, resident and domiciled in the City of Salvador, State of Bahia, at Rua do Ebano, 194, apto. 1202, as respective deputy member;

         iv) Gilberto Braga, Brazilian, married, economist, bearer of ID Card No. 04722037-1, issued by IFP/RJ, Individual Taxpayer (CPF) No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with office at Avenida Presidente

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               Wilson, 231 - 28(degree) andar (parte), as full member; and
               Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of ID Card No. 1154372-82, issued by SSP/BA, Individual Taxpayer
               (CPF) No. 180.097.946-00, resident and domiciled in the City of Salvador, State of Bahia, at Rua Ceara, 121, apto. 101 - 28(degree) andar (parte), as respective deputy member;

The individual remuneration of the full members of the Audit Board was set by unanimous vote at three thousand and nine hundred reais (R$ 3,900.00), observing the minimum provided for in Article 152 of Law No. 6404/76.

5. The shareholders, Globalvest Octane Value Fund Delaware LLC, Latinvest Partners Delaware LLC, Latinvest Holdings Delaware LLC, Globalvest Value Holdings Delaware LLC, Utilitivest III Delaware LLC, Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Utilitivest II Delaware LLC, Latinvest Fund Delaware LLC ("Fundos Globalvest") abstained from voting in items 3 and 4 of the Ordinary General Meeting, as a result of the judicial decision issued about the process n. 2002.34.00.011448-2, in process before the 22nd Federal Court of the Judiciary Section of the Federal District (DF).

6. Following the request of the shareholders Capital International Emerging Markets Fund, Emerging Markets Trust; and Emerging Markets Growth Fund Inc, holders of common shares representing, jointly, 3.41% of voting capital, a possibility of separate election of Audit Board members was granted, pursuant to article 161, paragraph 4, of Law 6404/76, having not reached the installation quorum foreseen in the same law. The Fundos Globalvest requested that was expressly recorded in the Minutes that due to the above mentioned judicial decision, they have neither accompanied nor participated in the request made by the shareholders Capital International Emerging Markets Fund; Emerging Markets Trust; and Emerging Markets Growth Fund Inc.

III - EXTRAORDINARY GENERAL MEETING:
------------------------------------

The attending shareholders resolved:

1. to approve, by unanimous vote, the global amount of the remuneration to be paid to the Directors of the Company, during fiscal year 2005, at up to five million and four hundred thousand reais (R$ 5,400,000.00), to be distributed among the members of the Board of Directors and Executive Board as resolved upon by the Board of Directors.

2    to approve, by unanimous vote, the capitalization of the tax benefit granted to the Company, arising from amortization of the premium referring to fiscal year 2004, in the amount of twenty-three million, sixty-nine thousand, five hundred and eighty reais and seventy-seven cents (R$ 23,069,580.77), upon the issuance of: (a) one billion, four hundred and thirty-three million, five hundred five thousand, six hundred and eleven (1,433,505,611) common shares, at the issue price of R$ 9.2425 per thousand shares; and (b) two billion, four hundred twenty million, eight hundred fifty-three thousand, three hundred and ten (2,420,853,310) preferred shares, at the issue price of R$ 4.0566 per thousand shares. Such price is based on the price at the stock exchange of the last sixty (60) days prior to this General Meeting, weighted according to the volume traded.


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The shares issued hereunder, shall be entitled to full dividends relative to fiscal year 2005, but they shall not be entitled to dividends relative to fiscal year ended on December 31, 2004.

In accordance with the Protocol of Incorporation of company "27 de agosto Participacoes S.A.", such issuance shall be made on behalf of shareholder Telpart Participacoes S.A., assuring to the other shareholders preferred rights for acquisition of the shares issued, in the same class as the shares owned by them, in the proportion of 11.010 shares for each block of one thousand common or preferred shares. Preferred rights shall be exercised within thirty (30) days after publication of the pertinent Notice to Shareholders, observing the provisions of Paragraph 1, Article 171 of Law No. 6404/76. The amounts received from the shareholders that exercised preferred rights shall be paid to shareholder Telpart Participacoes S.A., according to Paragraph 2, Article 171 of Law No. 6404/76.

3. to approve, by unanimous vote, capitalization of statutory reserves in the amount of fifty-four million, three hundred and thirty thousand, four hundred and nineteen reais and twenty-three cents (R$ 54,330,419.23), without issuance of shares.

4. In view of the resolution of items 2 and 3 above, Article 5 of the Company Bylaws becomes effective with the following wording:

           "Art. 5 - The subscribed capital stock fully paid up is four hundred and thirteen million and nine hundred thousand reais (R$ 413,900,000.00), represented by three hundred and fifty-three billion, nine hundred and twenty-six million, four hundred and sixty-nine thousand, six hundred and fifteen (353,926,469,615) shares, of which one hundred and thirty-one billion, six hundred and thirty-one million, six hundred and thirty-eight thousand, four hundred and seventy-three (131,631,638,473) are common shares and two hundred and twenty-two billion, two hundred and ninety-four million, eight hundred and thirty-one thousand, one hundred forty-two (222,294,831,142) are preferred shares, all of which are registered, no-par value shares."

The Meeting also approved the consolidation of the Bylaws to incorporate the amendments approved hereby. The Bylaws shall be kept in the Company's files.


CLARIFICATIONS:
---------------

The Chairman of the Meeting provided the following clarification:

1) Publication of the signature of the shareholders that attended the Meeting was dispensed with, according to Article 130, paragraph 2 of Law No. 6404/76;

2) The statutory notices of the Company provided in Law 6404/76 shall continue to be published in the newspapers "Diario Oficial do Distrito Federal" and "Valor Economico.

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CLOSING STATEMENT:
------------------


There being no further matter for discussion, the meeting was adjourned so that these minutes could be drawn, which after being read and unanimously approved, were signed by the Chairman, the Secretary and attending shareholders


Brasilia, April 26, 2005.



Antonio Ribeiro dos Santos                            Alexandre Couto Silva
CHAIRMAN OF THE MEETING                               SECRETARY TO THE MEETING

Attending Shareholders:

Polo HG FIA

Vinson Fund LLC

Globalvest Octane Value Fund Delaware LLC

Latinvest Partners Delaware LLC

Latinvest Holdings Delaware LLC

Globalvest Value Holdings Delaware LLC

Utilitivest III Delaware LLC

Brazvest Fund Delaware LLC

Globalvest Hedge Delaware LLC

Utilitivest II Delaware LLC

Latinvest Fund Delaware LLC

Capital International Emerging Markets Fund

Emerging Markets Trust

Emerging Markets Growth Fund Inc

Philips Electronics N.A. Corp Master Ret Tru

Telpart Participacoes S.A.

OPP I FIA

Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI

State Street Emerging Markets

Amber Fund Limited

Usaa Emerging Markets Fund
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Cibc Emerging Economies Fund

Brazil Msci Emerging Index Common Trust

Imperial Emerging Economies Pool

IBM Tax Deferred Savings Plan

Central States Southeast and Southeast Areas P.

The California State Teachers Retirement System

Vanguard Emerging Markets Stock Index Fund

Vanguard Emerg. Mkts Stock Index FD


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